October 28, 2005

John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highbury Financial Inc.
Amendment No. 1 to Registration Statement
Filed on September 23, 2005
File No. 333-127272
(the “Registration Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company” or the “Registrant”) to the comment letter, dated October 27, 2005, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 2 to the Company’s Registration Statement.

Prospectus Summary, page 1

1.
We note that you “intend to focus on target business in the financial services industry.” Please revise to clarify if your search will be limited to those companies. If you are able to consummate a business with companies outside of the current target industry, please clarify.

Response: We have revised the disclosure in the Prospectus Summary and elsewhere in the Prospectus to clarify that the Registrant’s search for target businesses will be limited to companies in the financial services industry.

2.
We note your response to comment four of our letter dated September 16, 2005 by revising to provide data illustrating the growth of the financial services industry in the past. The data you provide appears to be general in nature. The financial services industry is very broad and contains numerous variations of companies depending on financial resources and size. Considering your subsequent disclosure indicates you have limited resources, disclosure regarding the growth of companies similar to the size of which you may be able to acquire would seem appropriate. Please revise accordingly.

Response: The data the Registrant provided regarding the growth of the financial services industry was intended to be an indicative measure of the economics of the industry in general because the Registrant does not know the industry sector of its ultimate target. In addition, because the Registrant may issue additional equity or debt securities in connection with its initial business combination, as described on page 1 of the Prospectus, it cannot predict the size or financial resources of its ultimate acquisition target.

Risk Factors, page 8

3.	Please be aware that your references to page numbers in your response letter do not match up with the actual page numbers in the copies of the registration statements you provided.

Response: We note the Staff’s comment. We have carefully reviewed the references to page numbers in this response letter, and believe they are accurate.

4.
We note your response to comment three by including a new risk factor on page 10. Please revise the subheading to state the harm to be incurred should the material risk materialize. Also, please advise why this disclosure is appropriately located here instead of the proposed business section.

Response: We have revised the subheading to risk factor 10 on page 11 of the Prospectus to state the harm to be incurred should the risk described materialize. In addition, we believe that this disclosure is appropriately included in the Risk Factors section because it provides a potential investor with information concerning the risks associated with the subjective determination of the terms of the offering. For example, if management’s assessment of the appropriate aggregate proceeds is inaccurate, we may be forced to liquidate.

5.
We note your disclosure in the new risk factor on page 10; specifically, your assertion that the factors considered in determining the size of your offer is “more arbitrary” than determining the size of an offering for an operating company. Please clarify your use of the term “arbitrary.” It does not appear as though the determination to value the offering at $36,000,000 is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Tell us the specific factors the company took into consideration when determining that it would be need approximately $31,200,000 in the trust fund in order to effect the business combination contemplated in the registration statement. The factors identified in the bullet points are generic in nature and have been recited by numerous blank check companies that have filed registration statements with us on Form S-1. In light of management’s extensive experience effecting acquisitions in the targeted industry, we would like for you to advise us about the further precise factors that were considered in valuing this offering. We may have further comment. In addition, advise us of the methodology involved in the “negotiation” between the company and the underwriters with respect to the determination of the aggregate offering proceeds. In this context, discuss the role of the company and each of the underwriters in such a determination and the specific issues “negotiated.”

Response: In response to the Staff's comment, we have revised the disclosure in the referenced risk factor to indicate that the determination of the offering terms was more “subjective” than in the case of an initial public offering for an operating company. In this regard, we advise the Staff that we believe that the term “subjective” is more appropriate than the term “arbitrary.” Supplementally, we advise the Staff that the specific factors considered by the Company and the underwriters in determining the size, structure and pricing of the offering are those included in the bullet list in the referenced risk factor.

We supplementally advise the Staff that, in determining the size of the offering of $36 million (and the $31.2 million to be placed in the trust account), particular weight was placed upon the Company’s belief that, while the Company would theoretically be able to enter into a transaction with a private company of any size, the most likely minimum valuation of a target company (or companies) that the Company would acquire in connection with an initial business combination would be approximately $25 million. The Company arrived at this minimum value based upon the extensive experience of its management team in observing and providing advice to companies in connection with merger and acquisition transactions involving private financial services companies.

The Company and the underwriters also assessed the ability of the Company to potentially access additional sources of capital, including the use of capital stock and/or debt to finance all or a significant portion of its initial business combination. Based on levels of public float and debt financing that the underwriters and the Company’s management have observed to be customary for financial services companies, they believe that a public offering of $36 million could potentially provide sufficient public float to support a transaction with one or more target businesses of almost any size within their target industry.

In setting the size of the offering, the Company and the underwriters also discussed the marketability of the offering and the expected receptivity of the investors that customarily invest in special purpose acquisition companies such as the Company. In this regard, the underwriters believed that an offering of $36 million would be appropriate to help insure that there is sufficient demand for the Company’s securities in the marketplace for the offering to be completed. In this regard, the Company and the underwriters placed significant weight on the structures of similarly situated offerings that have been recently completed.

We supplementally advise the Staff that the negotiation of these terms was conducted through the participation of the underwriters and management of the Company in a series of in person meetings and the circulating and commenting upon an engagement letter (which included a non-binding term sheet outlining the key terms of the offering) between ThinkEquity Partners and the Company. This engagement letter was ultimately signed by ThinkEquity Partners and the Company on June 22, 2005.

Use of Proceeds, page 23

6.
We note your response to comment 13. In the second full paragraph on page 24, you state that working capital held in reserve is “for other expenses of acquiring a target business as well as for reimbursements of any out-of-pocket expenses incurred by” your current shareholders. Please revise to clarify if the noted disclosure also applies when existing shareholders incur out-of-pocket expenses for due diligence.

Response: We have revised the disclosure on page 25 of the Prospectus to make clear that reimbursements to our existing stockholders for out-of-pocket expenses incurred for due diligence purposes would be made from the working capital reserve.

7.
Please revise to clarify if any lock-up payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital.

Response: We have revised the disclosure on page 25 of the Prospectus to clarify that the funds for down-payments or exclusivity fees payable with respect to our initial business combination would be made from the working capital reserve.

Management’s Discussion and Analysis, page 28

8.
In the disclosure on page 29 concerning the pricing of the representative’s purchase option, you make reference to the utilization of stock price volatility information related to “34 investment management and capital markets firms with market capitalization between $25 million and $500 million.” Disclose the methodology and considerations involved in making the determination to utilize the 34 companies selected and the market capitalization range selected. We may have further comment. See also the similar disclosure on page 59.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 30, 61 and F-9 of the Prospectus. Supplementally, we advise the Staff that the Company conducted a Bloomberg search of publicly held financial services companies with market capitalizations ranging from $25 million to $500 million, and this search yielded 409 companies. From this universe, the Company eliminated those companies for which the 360-day volatility was unavailable. This process left 269 companies in the sample universe. The Company then took the average of all of these companies’ volatilities to arrive at the estimated volatility of 29.1% that it used in valuing the underwriters’ purchase option. With respect to the Company’s decision to use this range of values, we direct the Staff to our supplemental response to Comment No. 5.

Proposed Business, page 31

9.
We note your response to comment 21 on page 32 that you believe targets may favor you over “other blank check companies, venture capital funds,” and other similar entities because you are able to negotiate and commit to a potential acquisition with efficiency and risk control. Please revise to substantiate the implication that other entities are not able to negotiate and commit to a potential acquisition with efficiency and risk control.

Response: We have removed the description of the Registrant’s “advantage” because of its efficiency and risk control experience in response to the Staff’s comment.

10.
We note that you will not pay any finder’s fees to any source that you did not engage to locate a target. Please revise to discuss the basis for your belief that unaffiliated sources would provide you with sources if you have not “engaged” them to do so.

Response: We have revised the disclosure on pages 34 and 35 of the Prospectus to describe the circumstances in which unaffiliated persons would provide the Registrant with sources if it has not engaged them to do so.

11.
We note the additional disclosure on page 34 discussing in more detail the criteria you will consider in evaluating a potential target. Please revise to clarify if there is any specific level of “financial strength” or “profitability” you are seeking when evaluating a target company. Does a company have to be profitability? Is any measure quantifiable?

Response: We have revised the disclosure on page 35 of the Prospectus to make clearer the criteria the Registrant will use in assessing a target business.

12.	Please reconcile the disclosure under the caption “competition” on page 39 with your disclosure on pages 32 and 33 discussing your beliefs of why targets would prefer you over your competitors.

Response: We have added further disclosure on page 40 of the Prospectus to reconcile the disclosure with page 33.

13.
It would appear that there is a strong possibility that you would acquire a company or companies that would be significantly regulated by a number of government agencies. Please revise to include a discussion of the implications of such potential regulation(s) on you following a business combination. For instance, we note the additional disclosure concerning NASD Conduct Rule 2720. Please revise to discuss how that rule would affect your business. Discuss any hurdles or prohibitions it creates.

Response: In response to the Staff's comment, we have added a section entitled “Regulation” on pages 40 and 41 of the Prospectus. In addition, we have added additional disclosure to the section entitled “Management—Number and Terms of Directors,” on page 46 of the Prospectus, to discuss in greater detail the requirements of NASD Conduct Rule 2720 that will continue to be applicable to the Company in the event that the Company consummates a business combination with an NASD member.

Certain Relationships and Related Transactions, page 46

14.
On page 49, we note that the Broad Hollow LLC call option is intended to compensate parties who participate in due diligence and other activities attendant to consummating a business combination. Please reconcile this with your disclosure on page 34 that no existing stockholder will receive any compensation from you or any other entities for any activities they perform.

Response: In response to the Staff’s comment, we respectfully note that the disclosure regarding payment of fees by the Registrant or any other person or entity on page 35 of the Prospectus included in Amendment No. 1 to the Registration Statement cited by the Staff in the comment contained an exception related to the “Broad Hollow arrangement.” We have added the phrase “call option” to the sentence to clarify the point, as well as a clarification of the cross reference to “Certain Relationships and Related Transactions -Conflicts of Interest” as the section of the Prospectus where the Broad Hollow call option arrangement is described in greater detail.

15.
Please revise to discuss the relationship between Broad Hollow LLC and your officers, directors, existing shareholders, and Berkshire and advise why Broad Hollow’s disclosure is not required in your Item 401 of Regulation S-K disclosure.

Response: We have identified Bruce Cameron, who is the Managing Member of Broad Hollow LLC, as a promoter of the Registrant (see page 48 of the Prospectus). In addition, on page 51 of the Prospectus we have added information regarding the relationships among our officers, directors and stockholders and Broad Hollow, Berkshire Capital and its equity owners and employees. We supplementally advise the Staff that we do not believe that there is any information regarding Broad Hollow required to be disclosed under Item 401 of Regulation S-K. In this regard, we do not believe that Broad Hollow is a “promoter” of the Registrant, within the meaning of that term under Rule 405 under the Securities Act, inasmuch as Broad Hollow did not “take initiative in founding and organizing the business or enterprise of the Registrant.” We also do not believe that Broad Hollow is a “control person” of the Registrant. Notwithstanding the foregoing, if Broad Hollow were considered to be a promoter or control person, we respectfully submit that Item 401(g) of Regulation S-K only requires disclosure of information, with respect to any promoter or control person, of any of the events enumerated in paragraphs (f)(1) through (f)(6) of Item 401 that occurred during the past five years and that are material to a voting or investment decision. Supplementally, we advise the Staff that Broad Hollow has not been involved in any of the events described in Item 401(f)(1) through (f)(6) during the past five years.

Principal Stockholders, page 50

16.	We reissue comment 27. It would appear that the agreement to purchase the warrants would constitute a bid during the restricted period. Please advise.

Response: In connection with the applicability of Regulation M in the context of the stockholders’ warrant purchase agreements, the Registrant hereby represents that it will comply with conditions 2, 3 and 4 imposed by the Commission in the Key Hospitality Acquisition Corporation (No Action Letter (SEC File No: TP-05-106, October 12, 2005) and the stockholders party to the warrant purchase agreements, the underwriters and the broker that will place the orders for the warrant purchases have informed the Registrant that they will comply with the four conditions set forth in the Key Hospitality No Action Letter, to the extent such conditions apply to them. Furthermore, the warrant purchase terms are fully disclosed in the Prospectus, the form of warrant purchase agreement is being filed with Amendment No. 2 as Exhibit 10.8, the purchases will be made pursuant to pre-established arrangements in accordance with Rule 10b5-1 under the Exchange Act, the purchasers will not sell or transfer the warrants until the completion of the Registrant’s initial business combination, and all filing requirements under Section 16(a) of the Exchange Act will be complied with.

Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207 or Floyd Wittlin at (212) 705-7466.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Kenneth L. Guernsey (Cooley Godward LLP)
Gian-Michele a Marca (Cooley Godward LLP)
Darren DeStefano (Cooley Godward LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)